Consent of KPMG LLP, Independent Auditors

The Board of Directors
Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-20585 and No. 333-03153) on Form S-8 of Ruby Tuesday, Inc. pertaining to the Ruby Tuesday, Inc. Salary Deferral Plan of our report dated June 25, 2003, relating to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and all related supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/S/ KPMG LLP

Louisville, Kentucky
June 30, 2003

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